May 11, 2012

Sarah Cogan, Esq.
Simpson Thatcher & Bartlett, L.L.P.
425 Lexington Avenue
New York, New York 10017

Re: ClearBridge Energy MLP Total Return Fund, Inc.
        File Nos. 333-180738 and 811-22693

Dear Ms. Cogan:

We have reviewed the registration statement on Form N-2 for the ClearBridge Energy MLP Total Return Fund ("Fund"), registering its common shares, filed with the Commission on April 13, 2012. Based upon Securities Act Release No. 6510 and the representations contained in your letter of April 13, 2012, we conducted a selective review of the registration statement. We have the following comments. The captions we use below correspond to the captions the Fund uses in the Registration Statement.

Prospectus

Cover

No Prior Trading History

Please ensure that this disclosure is prominent. *See*, Item 1.1.j of Form N-2.

Pricing Table

Please confirm that the pricing table and preceding two paragraphs of narrative disclosure are located on the outside front cover page of the prospectus.

Please delete the word "may" from the first sentence of footnote 2 to the pricing table, and state that LMPFA *has agreed to* pay . . . .

Portfolio Contents

The first sentence of the first paragraph of this section states that the Fund will invest in "energy-related MLPs." Please explain to us how this policy is consistent with the Fund's obligation to invest in *energy* MLPs. In particular, please explain to us how the Fund's use of "managed assets" in this test compares to the "total assets or net assets plus borrowings" requirement of Rule 35d-1 under the Investment Company Act of 1940. Additionally, please explain to us how all of the energy-*related* MLPs in which the Fund will invest have economic characteristics similar to energy MLPs.

Leverage

Please confirm that the Fund does not intend to issue preferred stock or debt in the upcoming year. If the Fund does so intend, please include the additional costs in the fee table.

Tax Matters

Please furnish us with a representation that the Fund will disclose estimates of the tax characteristics of its distributions in its periodic reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of the Fund's distributions in its periodic reports will alert shareholders to potential year-end tax consequences.

General

Please state in your response letter whether FINRA has reviewed and approved the proposed terms, compensation, and other considerations of the underwriting arrangements contained in the registration statement.

Prospectus Summary (p. 1)

Investment Strategies (p. 2)

In the last paragraph of this section, please clarify that below investment grade debt is also known as "junk."

The Fund's Investments (p. 3)

Other Equity Securities (p. 4)

Please explain how issuers will be determined to be "engaged primarily in the energy sector."

I-Shares (p. 4)

How liquid will I-Shares purchased by the Fund be? Will the Fund distribute them to shareholders in lieu of cash? How will the Fund's holdings of I-Shares be liquidated?

Derivatives (p. 9)

Disclosure in this section discusses indexes underlying the derivatives as being "composed of" securities of energy-related MLPs. Please clarify the meaning of "composed of" as used in this disclosure.

Special Risk Considerations (p. 11)

Equity Securities Risk (p. 14)

Disclosure in this section states that the risks of investing in I-Shares are the same as those of investing in common units. Is this correct? Is there not a significant counterparty risk attendant with investing in I-Shares? Please disclose all material risks of investing in I-Shares.

Summary of Fund Expenses (p. 35)

Disclosure elsewhere in the prospectus indicates the Fund may invest in other investment companies and sell stocks short, yet the fee table contains no line item for acquired fund fees and expenses or payment of dividends on stocks sold short. Please explain this apparent inconsistency, or make the appropriate changes to the fee table.

Please delete footnotes 5 and 6, as they are repetitive.

The Fund's Investments (p. 37)

Investment Strategies (p. 37)

Please disclose the types of debt securities in which the Fund may invest.

Selection of Investments (p. 38)

Please disclose the circumstances under which the Fund would *sell* investments.

Additional Investment Activities (p. 44)

Derivatives (p. 44)

Disclosure in this section indicates that the Fund may sell equity securities short. Please disclose this practice under a heading title "Short Sales" or something similar. Please also provide appropriate Fee Table disclosure of the expenses associated with short selling.

Please explain the following in plain English: "the Fund may net derivatives with opposite exposure to the same underlying instrument." For what purpose will the Fund do this?

Other Investment Companies (p. 45)

The fee table does not contain an item reflecting Acquired Fund Fees and Expenses. Please provide this information, or explain why you are not required to do so.

Statement of Additional Information

Investment Restrictions

Since the Fund may issue senior securities, please revise the relevant restriction to more accurately reflect the Funds policies.

General

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit any additional exemptive applications or no-action requests in connection with the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel